John J. Huber Direct Dial: (202) 637-2242 john.huber@lw.com	555 Eleventh Street, N.W., Suite 1000 Washington, D.C. 20004-1304 Tel: +202.637.2200 Fax: +202.637.2201 www.lw.com FIRM / AFFILIATE OFFICES

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August 21, 2007

Nicholas P. Panos, Esq.

Special Counsel

Office of Mergers & Acquisitions

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Keystone Automotive Industries, Inc.
Preliminary Proxy Statement on Schedule 14A
File No. 0-28568

Dear Mr. Panos:

Pursuant to our telephone conversation this morning, I am supplementing the response to the second comment response in my letter to you dated August 16, 2007. This supplemental response is based in part on information provided to us by representatives of the Company and LKQ. Defined terms in this letter have the same meaning as in the August 16, 2007 letter.

The board of LKQ currently consists of seven members. Pursuant to the Agreement and Plan of Merger pursuant to which LKQ proposes to acquire the Company, LKQ will select two members of the Company’s current board of directors to be added to LKQ’s board, which will then be comprised of a total of nine directors.

This is to confirm our telephone conversation this morning that the two Company directors who will be serving on LKQ’s board of directors are the types of persons described in footnote 6 of the adopting release for Rule 13e-3, Release No. 34-16075 (Aug. 2, 1979), because the two individuals from the Company will only be two out of nine directors of LKQ, and even if the Company’s CEO is one of the two individuals who are named to the LKQ board of directors post-closing, he will only be one of nine directors post closing and will not in any event become the chief executive officer of LKQ.

Please call me at 518-548-7728 to discuss this supplemental response.

Sincerely,

/s/ JOHN J. HUBER
of LATHAM & WATKINS LLP